Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company:

YM BioSciences Inc. (the “Company”)
5045 Orbitor Drive
Building 11, Suite 400
Mississauga, Ontario  L4W 4Y4

ITEM 2	Date of Material Change:

January 29, 2010

ITEM 3	News Release:

A news release disclosing the material change was issued by the Company on February 1, 2010 via Canada newswire.

ITEM 4	Summary of Material Change:

The Company announced that the merger of Cytopia Limited (“Cytopia”) into the Company under a Scheme of Arrangement, was concluded. The Company also announced that Mr. Robert G.C. Watson has been appointed to the Company’s Board of Directors.

ITEM 5	Full Description of Material Change:

Under the terms of the merger transaction, YM completed the acquisition of all of the issued and outstanding securities of Cytopia, an Australian biopharmaceutical company, pursuant to a Scheme of Arrangement effected under the laws of Australia. YM has issued 7,276,688 YM shares to former Cytopia shareholders as consideration for all of the issued and outstanding Cytopia shares.

Mr. Robert G.C. Watson, former Chairman of Cytopia, has been appointed to YM’s Board of Directors.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

ITEM 7	Omitted Information:

N/A

ITEM 8	Executive Officer:

David G. P. Allan
Chairman and Chief Executive Officer
(T) (905) 629-9761
(F) (905) 629-4959

ITEM 9	Date of Report:

February 3, 2010.